Exhibit 99.1

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50 € 542 051 180 R.C.S. Nanterre

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Congo: Total starts up Moho Phase 1b deep offshore project

Paris, December 11, 2015 – Total has brought on stream the Moho Phase 1b project, located 75 kilometers off the coast of Pointe-Noire in the Republic of the Congo. The project is operated by Total and has a production capacity of 40,000 barrels oil equivalent per day (boe/d).

“Moho Phase 1b is our ninth start-up since the beginning of the year and will contribute to our strong production growth in the years to come,”commented Arnaud Breuillac, President Exploration & Production. “The start-up of this project, in line with the original schedule, constitutes a further success for Total’s growth strategy in deep offshore, particularly in West Africa. It follows the start-up of Dalia Phase 1A on Angola’s Block 17 in July this year and more recently, the Lianzi field which straddles the deep offshore of Congo and Angola.”

Moho Phase 1b, located in water depths ranging from 750 to 1,200 meters, involves the drilling of 11 new subsea wells and the installation of the two most powerful subsea multiphase pumps in the world. It is tied back to the existing Floating Production Unit (FPU) of the Moho Bilondo field, producing since 2008.

The nearby Moho Nord development, launched concurrently with Moho Phase 1b in 2013, is ongoing and will add a further 100,000 boe/d of capacity.

Moho Phase 1b and Moho Nord are part of the Moho Bilondo license operated by Total E&P Congo with a 53.5% participating interest. The other partners are Chevron Overseas (Congo) Limited (31.5%) and the Société Nationale des Pétroles du Congo (15.0%).

Total Exploration & Production in the Republic of the Congo

Present in the Republic of the Congo for almost 50 years, Total is the country’s leading oil producer. Total E&P Congo operates 10 of the 23 producing fields, accounting for nearly 50% of national output. The Group’s equity production averaged 95,000 boe/d in 2014.

In the Republic of the Congo, as in all countries where it operates, the Group supports local long-term projects focused on education, health, economic development and the environment.

Total E&P Congo is owned by Total (85%) and a subsidiary of Qatar Petroleum (15%).

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.